

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Eran Ben Dor
General Counsel
Compugen Ltd.
26 Harokmim Street
Holon 5885849, Israel

   Re: Compugen Ltd.
     Registration Statement on F-3
     Filed July 30, 2020
     File No. 333-240183

Dear Mr. Ben Dor:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Courtney Lindsay at (202) 551-7237 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Daniel Goldberg